December 15, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
      Mail Stop 4720
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009
Schedule 14A Filed March 23, 2009
File No. 001-31719
Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated December 1, 2009 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.
We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.
Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter:

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

Form 10-Q For The Quarterly Period Ended September 30, 2009
Notes to Condensed Consolidated Financial Statements
11. Convertible Senior Notes, page 16
Comment:
1.	In regards to your adoption of FASB Accounting Standards Codification (ASC) Subtopic 470-20, please revise your disclosure to include the amount allocated to equity at inception and the carrying amount of the equity component for all periods presented.
Response:
We note the staff’s comment, and commencing with our Form 10-K annual report for the fiscal year ended December 31, 2009, and continuing with our subsequent Form 10-Q quarterly reports, we will revise in the manner shown below our financial note disclosure regarding our convertible senior notes to include the amount allocated to equity at inception and the carrying amount of the equity component for all periods presented. The following disclosure excerpted from our Form 10-Q for the quarterly period ended September 30, 2009 has been marked to show our changes.
11. Convertible Senior Notes
     Adoption of ASC Subtopic 470-20. Effective January 1, 2009, we adopted ASC Subtopic 470-20. This standard has changed our accounting treatment of the Notes, resulting in an increase to non-cash interest expense beginning on January 1, 2009. We have also recast prior periods, beginning with the year ended December 31, 2007, the year in which the Notes were issued.
     ASC Subtopic 470-20 requires the proceeds from the issuance of the Notes to be allocated between a liability component and an equity component. We have determined that the effective interest rate is 7.5%, principally based on the seven-year U.S. treasury note rate as of the October 2007 issuance date, plus an appropriate credit spread. The resulting debt discount is being amortized over the period the Notes are expected to be outstanding, as additional non-cash interest expense. As of September 30, 2009, we expect the Notes to be outstanding until their October 1, 2014 maturity date, for a remaining amortization period of 60 months. The Notes’ if-converted value did not exceed their principal amount as of September 30, 2009.
As a result of the adoption of ASC 470-20, we allocated $24.5 million, net of the impact of deferred taxes, to the equity component of the Notes, which amount continued to be the carrying amount of the equity component as of December 31, 2008. At September 30, 2009, the equity component of the Notes, net of the impact of deferred taxes, was $24.0 million. The slight reduction in the amount of the equity component was due to amounts recorded as a result of our purchase of $13.0 million face amount of the Notes during the first quarter of 2009 (described further below).
The

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

following table provides the details of the
liability
amounts recorded under ASC Subtopic 470-20:

	As of	As of
	Sept. 30,	December 31,
	2009	2008
	(In thousands)
Details of the liability component:
Principal amount	$187,000	$200,000
Unamortized discount	(29,319)	(35,127)

Net carrying amount	$157,681	$164,873

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
		(In thousands)
Interest cost recognized for the period relating to the:
Contractual interest coupon rate of 3.75%	$1,753	$1,875	$5,323	$5,625
Amortization of the discount on the liability component	1,197	1,187	3,563	3,497

Total interest cost recognized	$2,950	$3,062	$8,886	$9,122

12. Stockholders’ Equity, page 18
Comment:
2.	Please disclose the material changes in additional paid-in capital and treasury stock from December 31, 2008 through September 30, 2009.
Response:
We note the staff’s comment, and commencing with our Form 10-K annual report for the fiscal year ended December 31, 2009, and continuing with our subsequent Form 10-Q quarterly reports, we will revise in the manner shown below our financial note disclosure regarding Stockholders’ Equity to disclose the material changes in additional paid-in capital and treasury stock from December 31, 2008 through September 30, 2009.
12. Stockholders’ Equity
     Under the purchase programs described in Note 11, “Convertible Senior Notes,” we have purchased approximately 1.4 million shares of our common stock for $27.7 million (average cost of approximately $20.49 per share), year to date. These purchases have increased diluted earnings per share for the nine months ended September 30, 2009 by $0.04. We have retired the $27.7 million of treasury shares purchased year to date, and we have also retired $20.4 million of treasury shares that were purchased prior to 2009 ($48.1 million in aggregate). This resulted in the reduction of additional paid-in capital as of September 30, 2009 compared with December

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

31, 2008. Also in 2009, the treasury stock balance decreased as a result of the retirement of the $20.4 million of treasury shares purchased prior to 2009.
Schedule 14A
Related Party Transactions, page 5
Comment:
3.	We note your disclosure in this section that you are a party to a fee-for-service agreement with Pacific Hospital of Long Beach. Please file this agreement as an exhibit to your Form 10-K, or provide us with your analysis as to why this agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response:
As stated in our proxy statement, Pacific Hospital of Long Beach is owned by Abrazos Healthcare, Inc., the shares of which are held as community property by the husband of Dr. Martha Bernadett. Dr. Martha Bernadett is not an executive officer of the Company as defined under Exchange Act Rule 16a-1(f). Dr. Bernadett does not perform a significant policy-making function within the Company, nor is she in charge of a principal business unit, division, or function within the Company. Thus, Dr. Bernadett is not a “related person” as defined under Item 404(a) of Regulation S-K, nor is she a security holder covered under Item 403(a). For these reasons, the disclosure by the Company regarding Pacific Hospital of Long Beach was voluntary and elective in nature, and was not technically required to be made under Item 404 of Regulation S-K. Therefore, the agreement with Pacific Hospital is not required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
Comment:
4.	We further note that you are a party to a capitation arrangement with Pacific Hospital. If this arrangement is formalized in a written agreement, please file this agreement as an exhibit to your Form 10-K, or provide us with your analysis as to why this agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

Response:
For the same reasons given above in our response to the staff’s comment no. 3, the referenced agreement is not required to be filed as an exhibit pursuant to Item 601(b)(1)(ii)(A) of Regulation S-K.
Information About Executive Compensation
Compensation Discussion and Analysis, page 14
Process for Determining Executive Officer Compensation, page 18
Comment:
5.	You disclose on page 15 that the compensation committee accepted and approved Dr. Molina’s recommendation that the $430,000 annual base salary of Mr. Andrews be increased to $500,000 for fiscal year 2009. Please confirm that in future proxy statements, you will discuss the material factors that the compensation committee considered in making any adjustments to the Named Executive Officers’ base salaries.
Response:
We note the staff’s comment, and confirm that in future proxy statements, we will discuss the material factors that the compensation committee considered in making any adjustments to all of the Named Executive Officers’ base salaries.
Fiscal Year 2008 Bonus Achievement, page 20
Comment:
6.	We note that Terry Bayer, Mark Andrews, and Dr. Jim Howatt achieved 2008 bonus payments based, in part, on their individual performance. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers’ annual performance-based bonus. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	The performance objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

Response:
We note the staff’s comment, and in our Schedule 14A to be filed in March 2010, we will revise our Compensation Disclosure and Analysis with respect to these three executives to read in the manner shown below (as adjusted to reflect interim developments). We will also disclose the Company's actual levels of achievement during fiscal year 2009 with respect to these performance objectives, and the corresponding bonus payouts, if any.

     The baseline bonus potential for fiscal year 2009 for each of the other named executive officers was 50% of their 2009 base salary, or $250,000, $250,000, and $208,500 for Mr. Andrews, Ms. Bayer, and Dr. Howatt, respectively.
     For Mr. Andrews, 30% of his bonus potential, or $75,000, was based on an EBITDA target, 30% on a per member per month (PMPM) direct medical cost target, 20% on a total operating revenue target, 15% on the number of enrolled members per full-time Company employee (FTE) target, and 5% on our Ohio and Texas health plans’ receiving their NCQA accreditation. For Ms. Bayer, 30% of her bonus potential, or $75,000, was based on an EBITDA target, 30% on a PMPM direct medical cost target, 30% on a year-end total enrollment target, and 10% on Ohio and Texas NCQA accreditation. For Dr. Howatt, 30% of his bonus potential, or $62,550, was based on an EBITDA target, 45% on a PMPM direct medical cost target, and 25% on Ohio and Texas NCQA accreditation. The EBITDA, revenue, and NCQA measures for these three executives has been applied in the same manner as described above with respect to the CEO and CFO. The bonus percentages corresponding to PMPM medical costs, members per FTE, and year-end total enrollment, was measured as follows:

	Performance Goals and Payout as % of Opportunity
	Threshold	Target	Full
Measure	(0% Payout)	(50% Payout)	(100% Payout)
PMPM Medical Costs (1)	$188	$184	$180
Members per FTE (2)	520	540	560
Enrollment (3)	1,354,000	1,362,500	1,371,000

(1)	Total direct medical costs per member per month (PMPM).

(2)	Number of total members divided by full-time employees (FTE).

(3)	Total enrollment as of December 31, 2009.
     The bonus amounts have been interpolated linearly to correspond with the achievement of each of the measures between the 0% and 100% or greater levels. There is no cap to the potential payout for any graduated bonus measure.
     Fiscal year 2009 Bonus Achievement. The Company’s Ohio and Texas health plans both received their NCQA accreditation during 2009. The Company’s 2009 achievement levels with respect to the other bonus targets were as follows:

Measure	2009 Level Achieved	Percentile of Bonus Range
EBITDA	—	—
Total Operating Revenue	—	—
PMPM Medical Costs	—	—
Members per FTE	—	—
Enrollment	—	—
     Based on these percentile bonus achievement levels and the respective bonus opportunities of Mr. Andrews, Ms. Bayer, and Dr. Howatt as described above, the 2009 bonus payouts for these executives shall be as follows: Mr. Andrews — $______; Ms. Bayer — $______; and Dr. Howatt — $______.
Summary Compensation Table, page 21
Comment:
7.	We note that the Summary Compensation Table includes information regarding compensation awarded in 2008. Please expand the Summary Compensation Table to

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

provide compensation information awarded to the named Executive Officers for each of the company’s last three completed fiscal years. Please refer to Item 402(c)(1) of Regulation S-K.
Response:
     We note the staff’s comment, and in the future will revise our Summary Compensation Table to read in the following manner:
SUMMARY COMPENSATION TABLE
     The following table provides information concerning total compensation earned or paid to the chief executive officer, the chief financial officer, and the three other most highly compensated executive officers of the Company who served in such capacities as of December 31, 2008 for services rendered to the Company during the last year. These five officers are referred to as the named executive officers in this proxy statement.

							Change in
							Nonqualified
						Non-Equity	Deferred	All Other
				Stock	Option	Incentive Plan	Compensation	Compen-
Name and Principal	Year	Salary	Bonus	Awards	Awards	Compen-sation	Earnings	sation
Position	($)	($)	($)	($)(1)	($)(1)	($)	($)	($)(2)		Total
J. Mario Molina	2008	850,000	800,757	493,740	—	—	—	73,148		2,217,645
President and Chief	2007	775,000	762,335	—	594,079	—	117,082	10,728		2,223,224
Executive Officer	2006	751,923	193,750	—	—	—	327,181	55,274		1,328,128

John C. Molina	2008	775,000	547,576	493,740	—	—	—	80,745		1,897,061
Chief Financial	2007	700,000	492,034	—	594,079	—	28,473	26,113		1,840,699
Officer	2006	656,923	175,000	—	—	—	35,428	12,377		879,728

Mark L. Andrews	2008	430,000	182,750	401,955	—	—	—	20,669		1,035,374
Chief Legal Officer	2007	430,000	154,800	173,826	181,524	—	25,012	11,400		976,562
	2006	430,000	129,000	—	332,764	—	32,748	10,441		934,953

Terry L. Bayer	2008	465,038	162,500	430,440	—	—	—	14,042		1,072,020
Chief Operating	2007	405,000	155,210	173,826	181,524	—	4,911	13,080		933,551
Officer	2006	372,500	100,000	—	332,764	—	4,952	12,374		843,355

James Howatt(3)	2008	394,808	135,525	386,130	—	—	—	12,410		928,873
Chief Medical
Officer	2007	201,923	128,719	—	175,930	—	—	4,882		511,454

William Bracciodieta(4)	2007	47,577	—	—	—	—	—	455,067	(5)	500,644
Chief Medical
Officer	2006	372,500	81,000	—	332,764	—	—	4,767		791,031

(1)	The amounts in these column do not reflect compensation actually received by the identified executive officer. Rather, the amounts shown are the dollar amounts recognized by the Company for financial statement reporting purposes in fiscal years 2006 through 2008 in accordance with SFAS 123(R) — “Share-Based Payment,” which we adopted effective January 1, 2006. The fair value of restricted stock is determined based on the number of shares granted and the closing price of our common stock on the grant date, and the fair value of stock options is determined using the Black-Scholes valuation model.

(2)	The amounts in this column include long-term disability premiums, group term life premiums, 401(k) matching payments, and liquidated amounts for paid time-off.

(3)	Dr. Howatt became our chief medical officer effective May 29, 2007. His 2007 annual base salary was $350,000.

(4)	Dr. Bracciodieta resigned from the Company effective February 6, 2007. His 2007 annual base salary was $372,500.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

(5)	Consists of severance payment, accelerated vesting of restricted stock, accrued vacation, and group term life premiums.
Comment:
8.	We note your disclosure on page 22 that none of your Named Executive Officers exercised any stock options during fiscal year 2008. However, your disclosure does not address any vesting of stock during the last completed fiscal year. Please amend your filing to provide the “Options Exercise and Stocks Vested” table required by Item 402(g) of Regulation S-K.
Response:
We note the staff’s comment, and in the future will revise our Compensation Disclosure and Analysis to read in the manner shown below. In addition, we propose to include the following table in our Form 10-K annual report to be filed in February 2010.

     None of our named executive officers exercised any stock options during fiscal year 2008. The table below shows the number of shares of restricted stock which vested during fiscal year 2008.
OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
Name	Acquired On Exercise (#)	Exercise ($)	Acquired on Vesting (#)	Vesting ($)
J. Mario Molina	—	—	—	—

John C. Molina	—	—	—	—

Mark L. Andrews	—	—	1,387	43,899	(1)
	—	—	1,000	24,680	(2)

Terry Bayer	—	—	1,387	43,899	(3)

James W. Howatt	—	—	550	18,431	(4)
	—	—	625	19,781	(5)
	—	—	763	21,707	(6)

1.	On March 1, 2008, 1,387 restricted shares vested in favor of Mr. Andrews at a closing market price of $31.65.

2.	On July 1, 2008, 1,000 restricted shares vested in favor of Mr. Andrews at a closing market price of $24.68.

3.	On March 1, 2008, 1,387 restricted shares vested in favor of Ms. Bayer at a closing market price of $31.65.

4.	On February 9, 2008, 550 restricted shares vested in favor of Dr. Howatt at a closing market price of $33.51.

5.	On March 1, 2008, 625 restricted shares vested in favor of Dr. Howatt at a closing market price of $31.65.

6.	On May 29, 2008, 763 restricted shares vested in favor of Dr. Howatt at a closing market price of $28.45.
Acknowledgement:
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 15, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (916) 646 9193, ext. 114663, Mark Andrews at (916) 646 9193, ext. 114663, or Joseph White at (562) 435 3666, ext. 111566.

Respectfully submitted,
/s/ Jeff D. Barlow
Jeff D. Barlow
Vice President — Assistant General Counsel
Assistant Corporate Secretary

cc:	James Peklenk, SEC Staff Accountant
Joel Parker, SEC Accounting Branch Chief
Rose Zukin, SEC Staff Attorney
Joseph M. Molina, Chief Executive Officer and Chairman
John C. Molina, Chief Financial Officer
Mark L. Andrews, Chief Legal Officer
Joseph W. White, Chief Accounting Officer
Margo Wright, Director SEC Reporting — Audit